UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File No. 000-29578

GETTY COPPER INC.
(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC, Canada V3K 3P1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This amendment to our report on Form 6-K for the month of April 2010 (filed with the SEC on May 4, 2010) is being filed to furnish revised audited financial statements for the year ended December 31, 2009, as the registrant has determined that certain typographical errors were contained into the audited financial statements furnished with the originally filed Form 6-K. Specifically:

(a)

on the Statements of Operations, Deficit and Comprehensive Loss (page F-4), Expenses – Bank charges, & interest for the years ended December 31, 2009, 2008 and 2007 were incorrectly reported as, respectively, $323163, $32370 and $323108; the correct figures, as disclosed in the audited financial statements being furnished with this amendment to our Form 6-K, are, respectively, $163, $70 and $108; and

(b)

on the Statement of Cash Flow (page F-5), Cash flows from (used in) financing activities – Private placements, net of issue costs for the year ended December 31, 2008 was incorrectly reported as $337,127; the correct figure, as disclosed in the audited financial statements being furnished with this amendment to our Form 6-K, is $377,127.

These typographical errors did not appear in the audited financial statements as filed by the registrant on SEDAR in accordance with Canadian securities laws on April 30, 2010, and appear to have been introduced during the EDGAR conversion process.

Exhibit
99.1	Audited Financial Statements for the Year Ended December 31, 2009(1)
99.2	Management Discussion & Analysis Effective December 31, 2009(2)
99.3	Form 52-109FV1 CEO Certification(2)
99.4	Form 52-109FV1 CFO Certification(2)

Notes:
1.	Furnished herewith.
2.	Incorporated by reference from the registrant’s Form 6-K filed with the SEC on May 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2011

GETTY COPPER INC.

/s/ Corby Anderson
Corby Anderson
President, CEO